U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25

                         COMMISSION FILE NUMBER 0-13318

                           NOTIFICATION OF LATE FILING


                                  (Check One):

[X] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ ] Form 10-Q   [ ] Form N-SAR
For Period Ended:  December 31, 1999

[ ]  Transition Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report on Form 10-Q
[ ]  Transition Report on Form N-SAR
For the Transition Period Ended:  _____________________


Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:__________________________________


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Part I - Registrant Information
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         Star Technologies, Inc.
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         Full Name of Registrant


         7 Pidgeon Hill Drive
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         Address of Principal Executive Office


         Sterling, VA  20165
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         City, State and Zip Code

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

Part II - Rules 12b-25 (b) and (c)
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If the subject report could not be filed without  unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ ] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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Part III - Narrative
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State below in reasonable  detail the reasons why Form 10-K,  20-F,  11-K, 10-Q,
N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

     The Company's continuing financial crisis has resulted in the Company being unable to pay professional fees and other expenses required for the preparation of audited financial statements required to be included in its 1999 Annual Report on Form 10-K. In addition, the Company has not completed closing its books for 1999, due in part, to the relocation of the Company from Potomac, MD to Sterling, VA in the first quarter of 2000.

     For the reasons stated above, the Company is unable to predict when it will be in a position to file its Annual Report on Form 10-K for the year ended December 31, 1999.

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Part IV - Other Information
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(1)  Name and telephone number of person to contact in regard to this notification:

    Judy Pistilli            703                        430-8130
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        (Name)            (Area Code)              (Telephone Number)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                            [X] Yes  [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [ ] Yes  [X] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.



                             Star Technologies, Inc.
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                  (Name of Registrant as specified in charter)

has caused this notification so be signed on its behalf by the undersigned thereunto duly authorized.

Date:  4/11/00                      By:     /s/ Robert C. Compton
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                                           Robert C. Compton
                                           President, Chairman and Chief
                                           Executive Officer



                                    ATTENTION

         Intentional misstatements of omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

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